Dear Sam,

2025 has been Elizabeth Peyton's year. Here's a quick overview of her major milestones this year:

- **2/25:** Notches a **$2.8M sale at Frieze art fair**, a personal private market milestone
- **6/25:** Finishes up her two year long residency at the Louvre, a major first for the museum
- **6/25:** Scores a new top auction record of **$2.7M at Sotheby's London**
- **10/25:** ArtPrice highlights Peyton in their 2025 report, noting her "resiliency" and "spectacular rise"

As we approach the end of the year, she's got more auctions and major appearances lined up, signaling that her market moment may continue into the foreseeable future.

We've got a Peyton painting with limited shares remaining—it's available at a sub-$1M price, rarer for this style recently at auction.

Invest here, and view the offering circular below.

84% PROGRESS

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com

1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Record work 'Liam & Noel (Gallagher)' not included in set of similar sales to live offering. Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only.

ArtPrice was not compensated for their endorsement of Elizabeth Peyton. Their affiliation with artists is not an endorsement of Masterworks.

"Progress" reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.

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